UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 3, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno Classificado como Uso Interno * EBITDA and Net Income normalized according to the items described in their respective sections. EBITDA-AL excluding the impact of fines from the decommissioning of sites. Operating Cash Flow (“OpCF") represents EBITDA-AL minus Capex. RESULTS HIGHLIGHTS +50.0% Consistent results towards meeting the 2025 goals EARNINGS RELEASE +7.2% Expectations for 4Q25 Strong EBITDA performance contributing to margin expansion Highest net income ever, another significant doubledigit expansion o Mobile: postpaid maintains its solid trajectory, while prepaid is expected to maintain a sequentially stable pace o B2B: expectation to end the year with approximately 120 active clients, of which more than 20 new strategic clients signed a contract throughout 2025 o Broadband: TIM Ultrafibra is showing a solid operational recovery and is expected to keep this trend in coming quarters o Efficiency: we have consistently focused on efficiency initiatives, which will help to keep costs and leases under control o Cash Flow: strong momentum to continue with shareholder remuneration and reinvestment in the business MEU TIM App: improving the customer experience o 17.7 million monthly unique users (33.4% penetration of unique users in the app) o 96.4% of customers have their needs resolved in the first contact (only 1.9% require human contact) o 53% share in e-commerce and 15% YoY increase in recharge revenue o NPS (digital service): 4.9 p.p. YoY growth in pure postpaid YoY and 11.6 p.p. YoY in prepaid in 9M25 o New integration with Apple Pay and Google Pay: direct and secure recharges for prepaid clients, with biometrics; simplifying customer journey and encouraging recurring recharges RESULTS CONFERENCE November 4th, 2025, at: 10:00 a.m. (BRT) / 8:00 a.m. (US EST) Livestream (Zoom): Click here +5.2% +11.8% Announced as IoC until September R$1.8 Bln of Capex over Net Revenue in 9M25 Evolution YoY in Postpaid Revenue in 9M25 Increase YoY in Mobile Services Revenue in 9M25 +5.6% 16.2% Growth YoY in Service Revenue in 9M25 Expansion YoY of OpCF* in 9M25 (Margin of 22.6%) +11.8% Mobile service revenue mainly driven by the robust performance of postpaid Best Service: excellent service, understanding customers needs +5.2% Ending the year on the right track... Mobile Ads Leadership in 5G coverage • Presence of 5G in 1,000 cities by October • Strategy focused on antenna densification to ensure end-to-end coverage • Modernization and expansion project in São Paulo will be completed in November • In São Paulo, we lead all download speed rankings 5G Mobile Ads monetization showing positive momentum +10.4% YoY growth in mobile ads revenues +1,000 campaigns in 9M25 +2x the monthly average campaigns compared to 9M24 +270 advertisers in 9M25 +50 Queries for credit scoring and anti-fraud products Mobile Service Revenue (R$ Mln; %YoY) Normalized EBITDA & Margin* (R$ Mln; %YoY) Normalized Net Income* (R$ Mln; %YoY) Classificado como Uso Interno 3Q25 3Q24 % YoY 2Q25 % QoQ 9M25 9M24 % YoY FINANCIAL (R$ million) Net Revenues 6,711 6,419 4.5% 6,600 1.7% 19,705 18,817 4.7% Services Revenues 6,534 6,232 4.8% 6,417 1.8% 19,191 18,244 5.2% Mobile Service 6 ,203 5,898 5.2% 6,089 1.9% 18,213 17,242 5.6% Fixed Service 331 333 -0.7% 328 0.9% 977 1,003 -2.5% Normalized* Operating Expenses (3,242) (3,183) 1.8% (3,249) -0.2% (9,800) (9,538) 2.7% Normalized* EBITDA 3,469 3,236 7.2% 3,351 3.5% 9,905 9,279 6.7% Normalized* EBITDA Margin 51.7% 50.4% 1.3p.p. 50.8% 0.9p.p. 50.3% 49.3% 1.0p.p. Normalized* Net Income 1,208 805 50.0% 9 76 23.7% 2,994 2,106 42.2% Capex (974) (896) 8.6% (882) 10.4% (3,195) (3,176) 0.6% Normalized* EBITDA-AL - Capex 1,738 1,608 8.1% 1,718 1.1% 4,457 3,987 11.8% OPERATIONAL ('000) Mobile Customer Base 62,619 62,149 0.8% 62,194 0.7% 62,619 62,149 0.8% Prepaid 30,275 32,468 -6.8% 30,679 -1.3% 30,275 32,468 -6.8% Postpaid 32,344 29,681 9.0% 31,515 2.6% 32,344 29,681 9.0% TIM Ultrafibra Customer Base 823 793 3.7% 799 2.9% 823 793 3.7% Description FINANCIAL AND OPERATIONAL HIGHLIGHTS * EBITDA normalized according to the items described in the Costs section (+R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25). Net Income normalized according to the items described in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$ 387 thousand in 2Q25 and -R$ 6.5 million in 1Q25). EBITDA-AL excluding the impact of fines from the decommissioning of the sites. EARNINGS RELEASE RESULTS CONFERENCE November 4th, 2025, at: 10:00 a.m. (BRT) / 8:00 a.m. (US EST) Livestream (Zoom): Click here 1 This document is the property of TIM S.A. All rights reserved © RECENT AND SUBSEQUENT EVENTS Shareholders Remuneration On September 23, 2025, the Board of Directors of TIM S.A. approved the distribution of Interest on Capital in the amount of R$480 million. For further details, please visit TIM S.A.’s Investor Relations website: Dividends and IoC Partnership between TIM and IHS Brasil for Tower Infrastructure Expansion On October 7, 2025, TIM S.A. announced to the market its partnership with IHS Brasil – Cessão de Infraestruturas Ltda. (“IHS Brasil”) for the construction and operation of telecommunications towers. The partnership aims to build up to 3,000 units under the MAKE model, with an initial deployment of at least 500 sites. These sites will be distributed across various regions of the country and may be used in both B2C and B2B operations, particularly in IoT (Internet of Things) projects within verticals such as agribusiness and highways. For further details, please visit TIM S.A.’s Investor Relations website: Filings 2 This document is the property of TIM S.A. All rights reserved © FINANCIAL HIGHLIGHTS Operational Revenue Mobile Segment driving Service Revenue growth Total Net Revenue grew 4.5% YoY in 3Q25, while Service Revenue increased 4.8% YoY, reflecting the strong performance of the Mobile Services line during the period. In 9M25, Total Net Revenue and Service Revenue rose by 4.7% YoY and 5.2% YoY, respectively. Breakdown of the Mobile Segment (net of taxes and deductions): Mobile Service Revenue (“MSR”) rose 5.2% YoY in 3Q25, driven by another consistent expansion in the postpaid segment. The focus on prioritizing higher-value customers led Mobile ARPU (average monthly revenue per user) to a new record level of R$33.1, representing a 4.6% YoY increase. In 9M25, MSR grew 5.6% YoY. Clients Generated Revenue (“CGR”), which represents MSR excluding interconnection, customer platform, and other revenues, grew 6.3% YoY, totaling R$5,819 million in 3Q25. This result reflects revenue growth from TIM customers (postpaid and prepaid) as well as from “non-TIM” customers (national and international roaming and others). In 9M25, CGR rose 6.3% YoY. Interconnection Revenue (ITX) increased 8.2% YoY in 3Q25, mainly due to interconnection agreements with other operators. In 9M25, this line remained stable on a year-over-year basis. Customer Platform Revenue totaled R$30 million in 3Q25, declining 24.0% YoY, reflecting the impacts from the conclusion of the strategic financial services partnership in 2025 and the seasonality in the partnership with EXA, which is based on activation fees and equity participation. In 9M25, this line fell 20.3% YoY. 3Q253Q24% YoY2Q25% QoQ9M259M24% YoYR$ millionTotal Net Revenue6,711 6,419 4.5%6,600 1.7%19,705 18,817 4.7%Services Revenue6,534 6,232 4.8%6,417 1.8%19,191 18,244 5.2%Mobile Service6,203 5,898 5.2%6,089 1.9%18,213 17,242 5.6%Client Generated5,819 5,477 6.3%5,703 2.0%17,064 16,057 6.3%Interconnection89 82 8.2%91 -1.7%263 264 -0.2%Customer Platform30 40 -24.0%29 4.4%81 101 -20.3%Others264 300 -11.8%267 -0.8%805 820 -1.8%Fixed Service331 333 -0.7%328 0.9%977 1,003 -2.5%of which TIM Ultrafibra228 234 -2.4%226 1.0%672 697 -3.5%Product Revenue177 187 -5.4%183 -3.3%514 573 -10.3%Description 3 This document is the property of TIM S.A. All rights reserved © The Other Revenues line decreased 11.8% YoY in 3Q25 and 1.8% YoY in 9M25, mainly due to a challenging comparison base, as 3Q24 was positively impacted by revenues from wholesale agreements with other operators. Below is the breakdown of performance by mobile customer profile: Postpaid Revenue had another quarter of robust growth, rising 10.9% YoY in 3Q25, with Postpaid ARPU at R$44.1 (+1.9% YoY), and Postpaid ARPU ex-M2M at R$55.5 (+4.3% YoY) – the highest value ever recorded. This result is supported: (i) by the continued migration of the customer base to higher-value plans; (ii) by the price adjustment; and (iii) by the sustained low churn levels (0.8% in Postpaid ex-M2M). In 9M25, Postpaid Revenue increased 11.8% YoY. Prepaid Revenue showed a less pronounced decline in 3Q25, down 8.9% YoY, with ARPU at R$14.6 (-2.1% YoY). Throughout the year, the performance is being influenced by migrations to the Postpaid segment and a lower recharge frequency compared to the previous year. In 9M25, Prepaid Revenue fell 10.1% YoY. Breakdown of the Fixed Segment (net of taxes and deductions): Fixed Service Revenue (“FSR”) fell 0.7% YoY in 3Q25. TIM Ultrafibra recorded a 2.4% YoY decrease, with ARPU reaching R$94.7 (-4.4% YoY), reflecting a still highly competitive market. Despite this scenario, throughout the year the Company has directed efforts toward enhancing its operations, a strategy that is already beginning to reflect in operational metrics, as shown by favorable net additions over the past eight months, including over 23k new customers during 3Q25. In 9M25, FSR fell 2.5% YoY and TIM Ultrafibra decreased 3.5% YoY. Breakdown of Product Revenue (net of taxes and deductions): Product Revenue declined 5.4% YoY in 3Q25, mainly due to the Company's strategy of focusing on higher-value segments. In 9M25, the decrease was 10.3% YoY. 4 This document is the property of TIM S.A. All rights reserved © Operating Costs and Expenses Disciplined cost management with tangible results * Operating Costs normalized due to: expenses related to legal advisory services associated with the settlement of the dispute with the former financial services partner (+R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25). Normalized Operating Costs and Expenses totaled R$3,242 million in 3Q25, an increase of 1.8% YoY, remaining below the inflation rate recorded for the period (5.17%)1. This result reinforces the effectiveness of the actions taken by the Company to maintain continuous control over Opex. In 9M25, this line grew 2.7% YoY. Breakdown of Normalized Costs and Expenses: Personnel-related costs increased 6.0% YoY in 3Q25, mainly due to annual adjustments in salaries and employee benefits. In 9M25, this line rose 2.5% YoY, reflecting the same factors. Selling and Marketing expenses decreased 4.8% YoY in 3Q25, primarily reflecting lower advertising expenses, as last year they were higher due to TIM’s sponsorship of the Rock in Rio event. Additionally, the result continues to benefit from the Company’s digitalization initiatives, which have shown progress throughout the year, such as a 20% YoY growth in digital sales and an 11 p.p. YoY increase in PIX penetration in digital payment methods. In 9M25, this line declined 3.9% YoY, also reflecting the reduction in Fistel fees. Network and Interconnection expenses rose 10.1% YoY in 3Q25, continuously impacted by higher traffic costs in international roaming services and by contracts with digital content providers, although to a lesser extent than in previous quarters. In 9M25, this line increased 14.0% YoY, driven by the same factors. 1 Last twelve months IPCA ending September 2025; source: IBGE. 3Q253Q24% YoY2Q25% QoQ9M259M24% YoYR$ millionReported Operating Expenses(3,242) (3,183) 1.8%(3,250) -0.3%(9,820) (9,538) 3.0%Normalized* Operating Expenses(3,242) (3,183) 1.8%(3,249) -0.2%(9,800) (9,538) 2.7%Personnel(387) (365) 6.0%(378) 2.3%(1,124) (1,096) 2.5%Selling & Marketing(961) (1,009) -4.8%(952) 0.9%(2,875) (2,991) -3.9%Network & Interconnection(1,211) (1,101) 10.1%(1,247) -2.9%(3,780) (3,315) 14.0%General & Administrative(190) (214) -11.2%(207) -8.4%(609) (643) -5.3%Cost Of Goods Sold (COGS)(235) (248) -5.1%(256) -7.9%(700) (763) -8.3%Bad Debt(191) (174) 10.2%(191) 0.0%(565) (512) 10.4%Other operational revenues (expenses)(65) (72) -9.8%(17) 290.7%(148) (219) -32.4%Normalized* Operating Expenses Ex-COGS(3,006) (2,935) 2.4%(2,993) 0.4%(9,100) (8,775) 3.7%Description 5 This document is the property of TIM S.A. All rights reserved © Normalized2 General and Administrative (G&A) expenses decreased 11.2% YoY in 3Q25, reflecting lower spending on outsourced services and the benefit of a discount obtained under an agreement with a supplier specializing in IT projects. In 9M25, this line fell 5.3% YoY, due to the same reasons. Cost of Goods Sold (COGS) declined 5.1% YoY in 3Q25 and 8.3% YoY in 9M25, as a result of the decrease in product revenue. Bad Debt increased 10.2% YoY in 3Q25, due to the expansion of the postpaid customer base and the resulting higher exposure to default risk. Nevertheless, the Bad Debt over Gross Revenue indicator remained at a healthy level (1.9% in 3Q25, equivalent to the same period of the previous year), once again demonstrating the effectiveness of TIM’s collection strategies. In 9M25, Bad Debt rose 10.4% YoY. Other Normalized3 Operating Expenses (Income) decreased 9.8% YoY in 3Q25, due to lower provisions for contingencies in civil lawsuits (Note 24 of the Financial Statements). In 9M25, this line fell 32.4% YoY, for the same reasons. 2 The General and Administrative Expenses line had a non-recurring impact of R$19.0 million in 1Q25, related to costs with legal consulting services related to the settlement of the dispute with the former financial services partner. 3 The Other Operating Expenses (Revenues) line had a non-recurring impact of R$1.1 million in 2Q25, referring to contractual adjustments with legal advisors in the context of the end of the dispute with the former financial services partner. 6 This document is the property of TIM S.A. All rights reserved © From EBITDA to Net Income Operational efficiency driving another quarter of solid Margin expansion * EBITDA normalized according to the items described in the 'Costs' section (+R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25). Net Income normalized based on the items described in the 'Costs' section and due to non-recurring effects in Income Tax and Social Contribution (-R$ 387 thousand in 2Q25 and -R$ 6.5 million in 1Q25). 3Q253Q24% YoY2Q25% QoQ9M259M24% YoYNormalized (R$ million)Normalized* EBITDA3,469 3,236 7.2%3,351 3.5%9,905 9,279 6.7%Normalized* EBITDA Margin51.7%50.4%1.3p.p.50.8%0.9p.p.50.3%49.3%1.0p.p.Normalized* EBITDA-AL2,712 2,504 8.3%2,600 4.3%7,652 7,162 6.8%Normalized* EBITDA-AL Margin40.4%39.0%1.4p.p.39.4%1.0p.p.38.8%38.1%0.8p.p.Depreciation & Amortization(1,779) (1,790) -0.7%(1,776) 0.1%(5,301) (5,301) -Depreciation(1,284) (1,313) -2.2%(1,292) -0.6%(3,842) (3,862) -0.5%Amortization(495) (478) 3.6%(484) 2.2%(1,458) (1,439) 1.4%Equity in Earnings(26) (15) 76.4%(26) -0.3%(78) (60) 29.8%Normalized* EBIT1,665 1,431 16.4%1,550 7.5%4,526 3,918 15.5%Normalized* EBIT Margin24.8%22.3%2.5p.p.23.5%1.3p.p.23.0%20.8%2.1p.p.Net Financial Results(445) (459) -3.2%(375) 18.6%(1,418) (1,434) -1.2%Financial Expenses(824) (661) 24.8%(955) -13.7%(2,484) (2,076) 19.7%Normalized* Financial Income362 207 74.8%632 -42.8%1,133 616 83.9%Net Exchange Variation18 (6) n.a.(52) n.a.(67) 25 n.a.Normalized* EBT1,221 972 25.6%1,175 3.9%3,108 2,484 25.1%Normalized* Income Tax and Social Contribution(13) (167) -92.2%(199) -93.5%(114) (378) -69.8%Normalized* Net Income1,208 805 50.0%976 23.7%2,994 2,106 42.2%Total Normalized Items- -n.a.(1) n.a.(13) - n.a.Reported (R$ million)Reported EBITDA3,469 3,236 7.2%3,350 3.6%9,884 9,279 6.5%Reported EBITDA Margin51.7%50.4%1.3p.p.50.8%0.9p.p.50.2%49.3%0.9p.p.Reported EBIT1,665 1,431 16.4%1,549 7.5%4,506 3,918 15.0%EBIT Margin24.8%22.3%2.5p.p.23.5%1.4p.p.22.9%20.8%2.0p.p.Net Financial Results(445) (459) -3.2%(375) 18.6%(1,418) (1,434) -1.2%Income Before Taxes1,221 972 25.6%1,174 4.0%3,088 2,484 24.3%Income Tax and Social Contribution(13) (167) -92.2%(198) -93.5%(107) (378) -71.6%Reported Net Income1,208 805 50.0%975 23.8%2,981 2,106 41.6%Description 7 This document is the property of TIM S.A. All rights reserved © EBITDA4(Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings) Normalized EBITDA totaled R$3,469 million in 3Q25, expanding by 7.2% YoY, driven by another solid operational performance, with revenue growth and effective cost control. This led to a Normalized EBITDA Margin of 51.7% (+1.3 p.p. YoY), reaching a new historical level for the third quarter. In 9M25, Normalized EBITDA increased 6.7% YoY, with a Normalized EBITDA Margin of 50.3% (+1.0 p.p. YoY). EBITDA After Leases (AL) Returning the effects of leases into EBITDA, Normalized5 EBITDA-AL (“After Lease”) grew 8.3% YoY in 3Q25, resulting in a Margin of 40.4% (+1.4 p.p. YoY). The solid high single-digit growth in EBITDA-AL with margin expansion reflects the positive operational performance and successful execution of the Company’s lease efficiency plan. In 9M25, Normalized EBITDA-AL increased 6.8% YoY, reaching a Normalized EBITDA-AL Margin of 38.8% (+0.8 p.p. YoY). 4 EBITDA normalized according to the items outlined in the 'Costs' section. 5 Excludes the impact of fines from the decommissioning of the sites. 8 This document is the property of TIM S.A. All rights reserved © Depreciation and Amortization (D&A) The D&A line recorded a slight decrease of 0.7% YoY in 3Q25, mainly explained by lower depreciation of transmission equipment and stable depreciation of leases. In 9M25, D&A remained flat on a year-over-year basis. Net Financial Results * The amount corresponding to the appreciation of 5G Fund in 1Q25 was reclassified from the “Other Cash Items” line to the “Other Non-Cash Items” line. Net Financial Results was negative by R$445 million in 3Q25, representing a 3.2% YoY improvement, explained by: (i) the increase in interest income from financial investments, driven by a higher volume of invested cash and the rise in the basic interest rate over the past 12 months; (ii) the positive impact of monetary restatement on civil lawsuits; and (iii) a non-cash effect from the mark-to-market of derivative contracts. In 9M25, the Financial Results improved by 1.2% year-over-year, due to the same factors mentioned above and the appreciation of the 5G Fund, although negatively affected by the end of the strategic financial services partnership. 3Q253Q24%YoY2Q25% QoQ9M259M24% YoYR$ millionDepreciation(1,284) (1,313) -2.2%(1,292) -0.6%(3,842) (3,862) -0.5%of which Depreciation of Leases(421) (421) 0.1%(423) -0.4%(1,259) (1,340) -6.0%Amortization(495) (478) 3.6%(484) 2.2%(1,458) (1,439) 1.4%Total D&A(1,779) (1,790) -0.7%(1,776) 0.1%(5,301) (5,301) -Description3Q253Q24% YoY2Q25% QoQ9M259M24% YoYR$ millionCash Items(466) (466) -0.1%(472) -1.4%(1,355) (1,399) -3.1%Financial Debt Interest (Net of Derivatives)(94) (75) 25.0%(97) -3.0%(258) (233) 11.1%Interest related to Cash & Cash Equivalents225 102 120.6%175 28.6%567 288 96.8%Net Leases Interest(409) (356) 15.0%(388) 5.5%(1,169) (1,052) 11.2%Others*(188) (137) 36.7%(163) 15.5%(494) (403) 22.8%Non-Cash Items21 7 209.1%97 -78.3%(63) (36) 76.3%Mark-to-market from Derivative21 7 209.1%24 -13.0%25 (55) n.a.C6 Mark-to-market- - n.a.- n.a.(166) 20 n.a.Others*- - n.a.73 n.a.78 - n.a.Net Financial Result(445) (459) -3.2%(375) 18.6%(1,418) (1,434) -1.2%Description 9 This document is the property of TIM S.A. All rights reserved © Income Tax and Social Contribution In the Normalized6 basis, Income Tax and Social Contribution (“IR/CS”) totaled -R$13 million in 3Q25 (effective tax rate of -1.1%), compared to -R$167 million in 3Q24 (effective tax rate of -17.2%). The reduction is primarily attributed to the increase in Interest on Capital declared during the quarter (R$800 million in 3Q25 vs. R$300 million in 3Q24). In 9M25, IR/CS amounted to -R$114 million, compared to -R$378 million in 9M24, reflecting the aforementioned factors, the increase in tax benefits and the termination agreement of the strategic financial services partnership. Net Income Normalized7 Net Income grew 50.0% year-over-year in 3Q25, reaching R$1,208 million – the highest profit ever recorded in the Company’s history. This result brought Normalized Earnings per Share (EPS) to R$0.50 in 3Q25, compared to R$0.33 in 3Q24. In 9M25, Normalized Net Income increased 42.2% year-over-year. INVESTMENTS AND CASH FLOW Capex Solid cash generation supported by a well-targeted investment strategy Capex reached R$974 million in 3Q25, an increase of 8.6% YoY, as expected, due to the lower intensity of investments in 2Q25 and aligned with the full-year guidance. This resulted in a Capex-to-Net Revenue ratio of 14.5% (+0.5 p.p. YoY). In 9M25, Capex totaled R$3,195 million, remaining practically stable year over year. 6 The Income Tax and Social Contribution line recorded non-recurring effects totaling -R$ 387 thousand in 2Q25 and -R$ 6.5 million in 1Q25. 7 Net Income normalized according to the items described in the section 'From EBITDA to Net Income’. 3Q253Q24%YoY2Q25% QoQ9M259M24% YoYR$ millionNetwork667 642 3.8%622 7.2%2,317 2,262 2.4%IT & Others307 254 20.9%260 18.2%878 913 -3.9%Capex974 896 8.6%882 10.4%3,195 3,176 0.6%Capex/ Net Revenue14.5%14.0%0.5p.p.13.4%1.1p.p.16.2%16.9%-0.7p.p.Description 10 This document is the property of TIM S.A. All rights reserved © Cash Flow * Leases Incentives were recognized in accordance with the agreed contractual terms, reducing the disbursement amount for the period (+R$ 20.4 million in 3Q25, +R$ 3.8 million in 1Q25, +R$ 14.1 million in 3Q24, +R$ 31.6 million in 2Q24, and +R$ 33.9 million in 1Q24). Normalized EBITDA (-) Capex totaled R$2,496 million in 3Q25, an increase of 6.7% YoY. Returning lease effects, Normalized8 EBITDA After Leases (EBITDA-AL) (-) Capex amounted R$1,738 million, growing 8.1% YoY and resulting in a Margin of 25.9% (+0.9 p.p. YoY). In 9M25, Normalized EBITDA (-) Capex rose 9.9% YoY, while Normalized EBITDA-AL (-) Capex increased 11.8% YoY, with a Margin of 22.6%. Operating Free Cash Flow (“OpFCF”) totaled R$1,820 million in 3Q25, increasing by R$78 million (+4.5% YoY) compared to the same quarter in 2024. The OpFCF growth was driven by robust operating cash generation, mainly resulting from higher EBITDA (-) Capex and the expected improvement in the ‘working capital and income tax variation’ line, which returned to positive ground. Nonetheless, working capital was partially impacted year over year by a less favorable tax dynamic vs. 3Q24. In 9M25, OpFCF amounted to R$3,243 million, up 43.7% YoY, driven by improved operating cash flow and a less negative working capital variation, offset by higher lease payments. 8 EBITDA-AL normalized according to the items described in the section 'From EBITDA to Net Income', excluding the impact of fines related to site decommissioning. For further details, refer to Annex 4 – EBITDA After Lease. 3Q253Q24%YoY2Q25% QoQ9M259M24% YoYR$ millionReported EBITDA3,469 3,236 7.2%3,350 3.6%9,884 9,279 6.5%Capex(974) (896) 8.6%(882) 10.4%(3,195) (3,176) 0.6%Reported EBITDA - Capex2,496 2,340 6.7%2,468 1.1%6,689 6,103 9.6% Δ Working Capital and Income Tax111 201 -45.0%(549) n.a.(1,082) (1,576) -31.4%Leases Payment*(786) (798) -1.5%(791) -0.6%(2,365) (2,271) 4.1%of which Fines(3) (51) -93.3%- n.a.(35) (110) -68.5%Operating Free Cash Flow1,820 1,743 4.5%1,128 61.3%3,243 2,256 43.7%Description 11 This document is the property of TIM S.A. All rights reserved © Cash Position Cash and Marketable Securities positions totaled R$6,529 million at the end of September 2025, representing an increase of over R$2.0 billion, driven by operating cash generation during the period. It is noteworthy that the full payment of the TFF (Operating Inspection Fee), which is part of the Fistel fee, has been suspended since 2020. The total amount recorded as of September 30, 2025, was R$4.0 billion, comprising R$3.0 billion in principal and R$1.0 billion in accrued interest. 12 This document is the property of TIM S.A. All rights reserved © DEBT Debt Profile Net Debt Long-Term Debt by Maturity Total Debt post-hedge (including net derivatives in the amount of R$195 million) amounted to R$16,940 million at the end of September 2025, representing an increase of R$654 million compared to 3Q24. The rise in debt is the result of a combination of higher lease liabilities and a partial reduction in financial debt. CurrencyInterest Rate Maturity Short-term Long-term TotalR$ millionKFW FinnveraUSDSOFR + 1.17826%12/2514 - 14 DebenturesBRLIPCA + 4.1682% p.a.06/28700 1,352 2,052 BNDES FinameBRLIPCA + 4.2283% p.a.11/3156 287 343 BNBBRLIPCA + 1.2228% a 1.4945% p.a.02/28185 261 445 Total Financial Debt 954 1,900 2,854 License (5G)BRLSelic12/4067 948 1,015 Total Debt Before Lease1,021 2,848 3,870 Total LeaseBRLIPCA/IGP-M (13.29% p.a.)10/291,571 11,693 13,264 Total Debt 2,592 14,541 17,134 *Weighted average interest rate of leasing contracts.Issuances3Q252Q251Q254Q24R$ millionShort-Term Debt955 951 339 348 Long-Term Debt1,900 1,955 2,669 2,687 Total Debt2,855 2,906 3,008 3,036 Cash and Cash Equivalents + Market Sec(6,529) (5,474) (5,327) (5,693) Net Derivatives-ex C6(195) (214) (152) (156) Net Debt(3,868) (2,781) (2,471) (2,813) License (5G)1,015 989 966 991 Net Debt AL(2,853) (1,792) (1,505) (1,822) Total Lease13,264 13,075 12,555 12,335 Total Net Debt10,411 11,283 11,050 10,513 Net Debt AL /Normalized EBITDA AL*-0.28x-0.18x-0.15x-0.19xNet Debt Total/Normalized EBITDA0.79x0.87x0.86x0.83xDescription*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.Pro-Forma IncludingIFRS 9, 15 & 16 R$ million2026125 456 2027983 2,543 2028832 2,450 2029123 1,581 After 2029786 7,511 Total Debt2,848 14,541 Year This document is the property of TIM S.A. All rights reserved © 13 * In 3Q25, TIM advanced its digital strategy through the TIM Data platform, launching the KYC Fill-in API, which automates form completion using mobile operator data, enhancing security and preventing fraud. The company has already surpassed 50 million API queries under the GSMA Open Gateway program, which also includes four additional interfaces: SIM Card, Number Verify, Device Location, and KYC Match – all developed with a focus on privacy and compliance with the Brazilian General Data Protection Law (LGPD). Additionally, the TIM Ads platform continues to show strong growth, with the average monthly number of campaigns more than doubling compared to 3Q24. The operation remains focused on brand safety and genuine engagement, reinforcing advertiser trust. CUSTOMER PLATFORM Digital Ecosystem Mobile Advertising and Data Monetization Education Services Healthcare Services Energy Services In June 2025, we launched an exclusive AI course featuring Google Gemini, in partnership with Google Cloud and Descomplica, reaching 50,000 enrollments within the first few months. As a result, our portfolio now exceeds 250,000 enrolled users, demonstrating scale, strong demand, and potential to generate new revenue in a growing market. In the Healthcare vertical, our strategic partnership with Cartão de Todos has generated over 1 million leads, with more than 50% consisting of complete and qualified registrations – containing full customer information. Additionally, we continue to record consistent growth in new subscriptions month over month. These results validate the effectiveness of our strategy, the quality of our selected partners, and the high conversion potential of the TIM customer base. The partnership between TIM and Axia Energia (formerly called Eletrobras) continues to expand and now reaches nationwide coverage, as anticipated in the previous quarter. Additionally, the project is advancing into the TIM Corporate segment, now encompassing the company’s largest clients, with specialized service and a focus on integrated solutions in renewable energy and connectivity. 14 This document is the property of TIM S.A. All rights reserved © BUSINESS-TO-BUSINESS (B2B) Total contracted B2B revenue amounted to R$435 million in 3Q25, with 34% contributed by the Agricultural sector, 42% from Logistics initiatives, and 22% from projects targeting the Utilities sector. Smart Lighting Millions of hectares covered with 4G Smart light spots sold Agribusiness ~23.5 >397k R$ 435 Mln Total Contracted Revenue Logistics Km of highway coverage 7,622 15 This document is the property of TIM S.A. All rights reserved © OPERATIONAL INDICATORS 3Q253Q24% YoY2Q25% QoQ9M259M24% YoYMobile Customer Base ('000)62,619 62,149 0.8%62,194 0.7%62,619 62,149 0.8%Prepaid30,275 32,468 -6.8%30,679 -1.3%30,275 32,468 -6.8%Postpaid32,344 29,681 9.0%31,515 2.6%32,344 29,681 9.0%Postpaid ex-M2M25,378 23,881 6.3%24,964 1.7%25,378 23,881 6.3%Mobile Net Adds ('000)426 163 160.8%155 n.a.561 901 -37.7%Postpaid ex-M2M Net Adds ('000)414 428 -3.2%451 -8.1%1,140 1,301 -12.4%Mobile ARPU (R$)33.1 31.7 4.6%32.7 1.3%32.6 31.1 4.8%Prepaid14.6 14.9 -2.1%14.3 2.3%14.2 14.8 -3.9%Postpaid44.1 43.3 1.9%44.3 -0.4%44.1 43.1 2.2%Postpaid ex-M2M55.5 53.2 4.3%55.3 0.3%55.1 52.6 4.7%Monthly Churn (%)2.8%3.0%-0.1p.p.2.9%-0.1p.p.2.9%2.9%-Market Share23.4%23.6%-0.2p.p.23.4%0.0p.p.23.4%23.6%-0.2p.p.Prepaid31.3%30.9%0.4p.p.31.2%0.1p.p.31.3%30.9%0.4p.p.Postpaid18.9%18.8%0.1p.p.18.8%0.1p.p.18.9%18.8%0.1p.p.Postpaid ex-M2M21.1%21.4%-0.3p.p.21.2%-0.1p.p.21.1%21.4%-0.3p.p.TIM Ultrafibra Customer Base ('000)823 793 3.7%799 2.9%823 793 3.7%FTTH808 744 8.7%779 3.7%808 744 8.7%TIM Ultrafibra ARPU (R$)94.7 99.0 -4.4%95.6 -0.9%94.5 97.8 -3.4%Description 16 This document is the property of TIM S.A. All rights reserved © ENVIRONMENTAL, SOCIAL AND GOVERNANCE 3Q25 ESG Highlights Environmental o In line with its commitment to promoting the best environmental practices, TIM has earned ISO 14001 certification for the 15th consecutive year—one of the world’s most recognized standards for environmental management. The certification acknowledges the maturity of the company’s Environmental Management System, as well as its dedication to ESG best practices and the engagement of all TIM departments in sustainability, from planning to operations. o TIM and Axia Energia (formerly called Eletrobras) are launching an innovative initiative for the commercialization of electric energy. TIM’s corporate clients in the SME (small and medium-sized enterprises) segment will be able to purchase energy from Axia Energia in the free market. The project offers entrepreneurs an average monthly electricity expenditure of R$10,000 or more savings of up to 30% on their energy bills, while also ensuring the use of clean and renewable energy. o As part of the evolution of its Distributed Generation project, TIM ended the 3rd quarter with 139 power plants in operation. The project is responsible for supplying more than 17k sites with the use of renewable energy plants, with a predominance of solar plants. In addition, 100% of the electricity purchased by TIM comes from renewable sources (with the acquisition of I-RECs). o TIM ended the 3rd quarter with 1,874 active biosites on its network. These structures, similar to a common pole, offer a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation. Social o For the fifth consecutive year, TIM is the most inclusive telecom operator globally and the only Brazilian company recognized in the 2025 FTSE Russell D&I Index, which evaluates over 15,000 companies worldwide based on their diversity, inclusion, people development, and social impact initiatives. This recognition reinforces the importance of TIM’s ongoing journey in diversity and inclusion. o Recognized as one of the best companies for LGBTI+ individuals to work for, TIM received the Equidade BR seal for the third year in a row. Promoted by Instituto +Diversidade and the Forum of Companies and LGBTI+ Rights, the program is now in its fourth edition. TIM stood out for its performance indicators and a set of initiatives addressing employability, career development, societal awareness, and inclusion policies, among other topics. o TIM’s connectivity across more than 400 km of highways is accelerating the digital transformation of Rota Verde Goiás, the concessionaire responsible for managing highways BR-060 and BR-452. The new connectivity infrastructure will provide greater comfort and safety for drivers traveling these roads, while also enabling digital inclusion for approximately 2.4 million people in 32 municipalities and 37 neighboring districts, including nine public schools, four healthcare units, and five thousand rural properties. 17 This document is the property of TIM S.A. All rights reserved © Governance o TIM is the only telecommunications company in the TOP 10 of the 2025 ESG Integrity Yearbook. In its third edition, the initiative is organized by Insight Comunicação and the ESG Integrity Portal, with support from Fundação Getúlio Vargas (FGV), and highlights the ESG agenda of leading companies operating in Brazil. Among TIM’s standout projects are investments in distributed energy generation and its diversity and inclusion goals. To access the quarterly ESG report, please access: ESG Quarterly Report Awards and Achievements: 18 This document is the property of TIM S.A. All rights reserved © Disclaimer The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter (“3Q25”) and the first nine months of 2025 (“9M25”), except when otherwise indicated. This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments. INVESTOR RELATIONS CONTACTS Telephone Number: (+55 21) 4109-3360 / 4112-6048 E-mail: ri@timbrasil.com.br Investor Relations Website: ri.tim.com.br EXHIBITS Exhibit 1: Balance Sheet Exhibit 2: Income Statement Exhibit 3: Cash Flow Statement Exhibit 4: EBITDA After Lease The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website. 19 This document is the property of TIM S.A. All rights reserved © EXHIBIT 1 – TIM S.A. Balance Sheet 3Q253Q24% YoY2Q25% QoQR$ millionASSETS57,371 54,536 5.2%56,955 0.7%CURRENT ASSETS14,086 11,251 25.2%13,455 4.7%Cash and cash equivalents3,674 2,287 60.6%2,995 22.7%Marketable securities2,855 2,045 39.6%2,479 15.2%Trade accounts receivable5,014 4,438 13.0%5,335 -6.0%Inventories353 382 -7.5%358 -1.3%Recoverable income and social contribution taxes64 275 -76.8%45 42.3%Recoverable taxes, fees and contributions964 766 25.9%904 6.7%Prepaid expenses444 406 9.4%569 -21.9%Derivative financial instruments396 327 21.0%434 -8.8%Leases35 33 5.3%33 4.2%Other assets288 293 -1.6%304 -5.1%NONCURRENT43,285 43,285 -43,500 -0.5%Noncurrent assets4,372 4,505 -2.9%4,305 1.6%Marketable securities24 15 55.9%21 11.0%Accounts receivable118 128 -7.2%113 5.1%Recoverable income and social contribution taxes244 212 14.8%231 5.6%Recoverable taxes, fees and contributions906 980 -7.5%927 -2.3%Deferred income and social contribution taxes 1,336 1,120 19.2%1,276 4.7%Judicial deposits 705 672 4.8%693 1.8%Prepaid expenses308 258 19.0%297 3.6%Derivative financial instruments-526 n.a.- n.a.Leases206 208 -0.9%209 -1.2%Other financial assets496 352 41.0%508 -2.5%Other assets31 33 -7.0%30 1.7%Permanent Assets38,913 38,780 0.3%39,195 -0.7%Investment1,290 1,391 -7.2%1,316 -1.9%Property, plant and equipment23,106 22,467 2.8%23,246 -0.6%Intangible assets14,517 14,922 -2.7%14,633 -0.8%LIABILITIES57,371 54,536 5.2%56,955 0.7%CURRENT LIABILITIES14,679 11,626 26.3%14,858 -1.2%Suppliers4,221 3,654 15.5%4,523 -6.7%Loans and financing955 401 138.0%951 0.5%Lease liabilities1,606 1,803 -10.9%1,597 0.5%Derivative financial instruments201 185 8.4%220 -8.7%Payroll and related charges350 383 -8.8%333 5.0%Income tax and social contribution payable66 98 -32.2%92 -28.4%Taxes, fees and contributions payable4,643 3,620 28.2%4,252 9.2%Dividends and interest on shareholders’ equity payable1,949 799 143.9%2,181 -10.7%Authorizations payable313 290 7.9%310 0.9%Deferred revenues259 274 -5.4%294 -11.9%Other liabilities116 118 -1.8%105 10.9%NON CURRENT LIABILITIES17,480 16,933 3.2%16,971 3.0%Loans and financing 1,900 2,732 -30.5%1,955 -2.8%Lease liabilities11,900 10,706 11.1%11,720 1.5%Income tax and social contribution payable12 - n.a.7 91.5%Taxes, fees and contributions payable 34 38 -11.8%38 -10.2%Provision for legal and administrative proceedings1,481 1,518 -2.4%1,479 0.1%Pension plan and other postemployment benefits3 5 -31.0%3 -Authorizations to pay1,208 1,220 -1.0%1,184 2.0%Deferred revenues514 569 -9.7%529 -2.8%Obligations to shareholders377 24 1469.2%- n.a.Other liabilities51 120 -57.7%57 -10.3%SHAREHOLDERS' EQUITY 25,213 25,977 -2.9%25,125 0.3%Capital13,478 13,478 -13,478 -Capital reserves384 381 0.9%409 -6.0%Income reserves10,016 10,864 -7.8%10,019 -0.03%Equity valuation adjustments(2) (3) -31.0%(2) -Treasury stocks(343) (48) 615.7%(51) 568.7%Net Income for the period1,681 1,306 28.7%1,273 32.0%Description 20 This document is the property of TIM S.A. All rights reserved © EXHIBIT 2 – TIM S.A. Income Statement * EBITDA normalized according to the items described in the Costs section (+R$1.1 million in 2Q25 and +R$19.0 million in 1Q25). Net Income normalized according to the items described in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$387k in 2Q25 and -R$6.5 million in 1Q25). 3Q253Q24% YoY2Q25% QoQ9M259M24% YoYR$ millionNet Revenues6,711 6,419 4.5%6,600 1.7%19,705 18,817 4.7% Services Revenues6,534 6,232 4.8%6,417 1.8%19,191 18,244 5.2%Mobile Service6,203 5,898 5.2%6,089 1.9%18,213 17,242 5.6%Client Generated5,819 5,477 6.3%5,703 2.0%17,064 16,057 6.3%Interconnection89 82 8.2%91 -1.7%263 264 -0.2%Customer Platform30 40 -24.0%29 4.4%81 101 -20.3%Others264 300 -11.8%267 -0.8%805 820 -1.8%Fixed Service331 333 -0.7%328 0.9%977 1,003 -2.5%of which TIM UltraFibra228 234 -2.4%226 1.0%672 697 -3.5%Products Revenues177 187 -5.4%183 -3.3%514 573 -10.3%Operating Expenses(3,242) (3,183) 1.8%(3,250) -0.3%(9,820) (9,538) 3.0%EBITDA3,469 3,236 7.2%3,350 3.6%9,884 9,279 6.5%EBITDA Margin51.7%50.4%1.3p.p.50.8%0.9p.p.50.2%49.3%0.9p.p.Depreciation & Amortization(1,779) (1,790) -0.7%(1,776) 0.1%(5,301) (5,301) -Depreciation(1,284) (1,313) -2.2%(1,292) -0.6%(3,842) (3,862) -0.5%Amortization(495) (478) 3.6%(484) 2.2%(1,458) (1,439) 1.4%Equity in Earnings(26) (15) 76.4%(26) -0.3%(78) (60) 29.8%EBIT1,665 1,431 16.4%1,549 7.5%4,506 3,918 15.0%EBIT Margin24.8%22.3%2.5p.p.23.5%1.4p.p.22.9%20.8%2.0p.p.Net Financial Results(445) (459) -3.2%(375) 18.6%(1,418) (1,434) -1.2%Financial Expenses(824) (661) 24.8%(955) -13.7%(2,484) (2,076) 19.7%Financial Income362 207 74.8%632 -42.8%1,133 616 83.9%Net Exchange Variation18 (6) n.a.(52) n.a.(67) 25 n.a.Income before taxes1,221 972 25.6%1,174 4.0%3,088 2,484 24.3%Income Tax and Social Contribution(13) (167) -92.2%(198) -93.5%(107) (378) -71.6%Net Income1,208 805 50.0%975 23.8%2,981 2,106 41.6%R$ millionNet Revenues6,711 6,419 4.5%6,600 1.7%19,705 18,817 4.7% Services Revenues6,534 6,232 4.8%6,417 1.8%19,191 18,244 5.2%Mobile Service6,203 5,898 5.2%6,089 1.9%18,213 17,242 5.6%Client Generated5,819 5,477 6.3%5,703 2.0%17,064 16,057 6.3%Interconnection89 82 8.2%91 -1.7%263 264 -0.2%Customer Platform30 40 -24.0%29 4.4%81 101 -20.3%Others264 300 -11.8%267 -0.8%805 820 -1.8%Fixed Service331 333 -0.7%328 0.9%977 1,003 -2.5%of which TIM UltraFibra228 234 -2.4%226 1.0%672 697 -3.5%Products Revenues177 187 -5.4%183 -3.3%514 573 -10.3%Operating Expenses(3,242) (3,183) 1.8%(3,249) -0.2%(9,800) (9,538) 2.7%Personnel(387) (365) 6.0%(378) 2.3%(1,124) (1,096) 2.5%Selling & Marketing(961) (1,009) -4.8%(952) 0.9%(2,875) (2,991) -3.9%Network & Interconnection(1,211) (1,101) 10.1%(1,247) -2.9%(3,780) (3,315) 14.0%General & Administrative(190) (214) -11.2%(207) -8.4%(609) (643) -5.3%Cost Of Goods Sold (COGS)(235) (248) -5.1%(256) -7.9%(700) (763) -8.3%Bad Debt(191) (174) 10.2%(191) 0.0%(565) (512) 10.4%Other Operational Revenues (Expenses)(65) (72) -9.8%(17) 290.7%(148) (219) -32.4%EBITDA3,469 3,236 7.2%3,351 3.5%9,905 9,279 6.7%EBITDA Margin51.7%50.4%1.3p.p.50.8%0.9p.p.50.3%49.3%1.0p.p.Net Financial Results(445) (459) -3.2%(375) 18.6%(1,418) (1,434) -1.2%Income Tax and Social Contribution(13) (167) -92.2%(199) -93.5%(114) (378) -69.8%Net Income1,208 805 50.0%976 23.7%2,994 2,106 42.2%Total Normalized Items- -n.a.(1) -100.0%(13) - n.a. REPORTED NORMALIZED* Description 21 This document is the property of TIM S.A. All rights reserved © EXHIBIT 3 – TIM S.A. Cash Flow Statements * EBT ("Earnings Before Taxes") normalized according to the items described in the Costs section (+R$1.1 million in 2Q25 and +R$19.0 million in 1Q25). 3Q253Q24% YoY2Q25% QoQ9M259M24% YoYR$ millionInitial Cash Balance2,995 2,111 41.8%2,840 5.4%3,259 3,078 5.9%Earnings Before Taxes Normalized*1,221 972 25.6%1,175 3.9%3,108 2,484 25.1%Non recurring operating items- -n.a.(1) n.a.(20) -n.a.Depreciation & Amortization1,779 1,790 -0.7%1,776 0.1%5,301 5,301 0.0%Equity in earnings26 15 76.4%26 -0.3%78 60 29.8%Residual value of property, plant and equipment and intangible written off7 5 43.3%4 93.2%14 8 63.6%Interest on asset retirement obligation0 2 -80.3%0 -11.6%2 9 -72.6%Provision for legal and administrative proceedings72 78 -7.8%28 160.7%163 217 -24.7%Monetary adjustments to deposits, administrative and legal proceedings17 43 -60.7%(46) n.a.(14) 119 n.a.Interest, monetary and exchange variations of borrowings and other financial adjustments250 169 48.0%227 10.1%680 573 18.8%Yield from securities(100) (41) 146.2%(80) 25.6%(259) (123) 110.7%Lease interest payable416 363 14.8%395 5.4%1,191 1,073 11.0%Lease interest receivable(7) (7) 3.7%(7) 3.1%(22) (21) 2.1%Provision for expected credit losses191 174 10.2%191 0.0%565 512 10.4%Result from operations with other derivatives- - n.a.- n.a.166 - n.a.Long-term incentive plans1 9 -88.2%5 -80.4%13 23 -44.7%Decrease (increase) in operating assets188 (85) n.a.(496) n.a.(685) (1,061) -35.4%Trade accounts receivable119 (280) n.a.(450) n.a.(440) (1,071) -59.0%Taxes and contributions recoverable(61) 75 n.a.(36) 68.1%37 272 -86.3%Inventory5 34 -85.8%(29) n.a.(60) (50) 18.7%Prepaid expenses114 52 118.1%73 56.6%(189) (287) -34.0%Judicial deposit(4) 9 n.a.7 n.a.8 35 -77.2%Other current assets15 25 -37.7%(60) n.a.(41) 41 n.a.Increase (decrease) in operating liabilities(269) 32 n.a.(114) 135.6%(860) (1,274) -32.4%Payroll and related charges17 28 -40.2%(78) n.a.(4) (3) 25.6%Suppliers(255) 2 n.a.(20) 1196.6%(713) (991) -28.0%Taxes, charges and contributions185 128 45.0%90 106.3%375 332 13.1%Authorizations payable-2 n.a.4 n.a.10 (101) n.a.Payments for legal and administrative proceedings(95) (85) 12.6%(67) 42.1%(268) (246) 9.0%Deferred revenues(50) (6) 739.7%2 n.a.(67) (58) 15.1%Other current liabilities(70) (37) 87.6%(45) 57.0%(194) (207) -6.4%Income tax and social contribution paid(89) (40) 123.2%(112) n.a.(251) (90) 178.7%Net Cash (used in) from operations3,703 3,478 6.5%2,971 24.6%9,170 7,810 17.4%Capex(974) (896) 8.6%(882) 10.4%(3,195) (3,176) 0.6%Redemption of marketable securities1,435 1,682 -14.7%1,871 -23.3%5,414 6,061 -10.7%Investment on marketable securities(1,713) (2,486) -31.1%(1,787) -4.2%(5,584) (6,027) -7.4%Capital allocation in 5G Fund- (54) n.a.- n.a.(85) (131) -35.3%Receipt - Agreement with Bank C6- - n.a.- n.a.52 - n.a.Others9 6 39.6%(3) n.a.21 17 27.6%Net cash used in investment activities(1,243) (1,748) -28.9%(801) 55.3%(3,377) (3,256) 3.7%New loans- 116 n.a.- n.a.- 503 n.a.Amortization of loans(86) (117) -26.7%(124) -31.0%(309) (1,288) -76.0%Interest paid - Loans(5) (12) -53.1%(47) -88.2%(59) (92) -35.8%Payment of lease liability(381) (441) -13.6%(395) -3.5%(1,178) (1,267) -7.0%Interest paid on lease liabilities(425) (371) 14.6%(396) 7.5%(1,211) (1,083) 11.8%Lease incentives20 14 44.7%- n.a.24 80 -69.5%Income in stock split/ reverse split operation456 - n.a.- n.a.456 - n.a.Payments in stock split/ reverse split operation(79) - n.a.- n.a.(79) - n.a.Derivative financial instruments(11) 9 n.a.(63) -83.2%(78) (129) -39.3%Dividends and interest on shareholder's equity paid(961) (725) 32.6%(956) 0.5%(2,588) (1,997) 29.6%Purchase of treasury shares, net of disposals(308) (27) 1047.4%(35) 783.6%(356) (72) 395.6%Net cash used in financing activities(1,781) (1,554) 14.6%(2,016) -11.7%(5,378) (5,344) 0.6%Cash Flow679 176 285.4%154 340.1%415 (791) n.a.Final Cash Balance3,674 2,287 60.6%2,995 22.7%3,674 2,287 60.6%Description 22 This document is the property of TIM S.A. All rights reserved © EXHIBIT 4 – TIM S.A. EBITDA After Lease * EBITDA normalized according to the items described in the Costs section (+R$1.1 million in 2Q25 and +R$19.0 million in 1Q25). Net Income normalized according to the items described in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$387k in 2Q25 and -R$6.5 million in 1Q25). 3Q253Q24% YoY2Q25% QoQ9M259M24% YoYR$ millionNormalized EBITDA*3,469 3,236 7.2%3,351 3.5%9,905 9,279 6.7%Total Lease Impact over Normalized EBITDA(758) (732) 3.5%(751) 0.9%(2,252) (2,117) 6.4%Lease Payment(806) (812) -0.7%(791) 2.0%(2,389) (2,350) 1.6%Excluding decomissioning fines3 51 -93.3%- n.a.35 110 -68.5%Other Lease effects45 29 53.7%40 13.7%102 124 -17.7%Normalized EBITDA-AL2,712 2,504 8.3%2,600 4.3%7,652 7,162 6.8%Normalized EBITDA-AL Margin40.4%39.0%1.4p.p.39.4%1.0p.p.38.8%38.1%0.8p.p.Capex(974) (896) 8.6%(882) 10.4%(3,195) (3,176) 0.6%Normalized EBITDA-AL - Capex1,738 1,608 8.1%1,718 1.1%4,457 3,987 11.8%Normalized EBITDA-AL Margin - Capex25.9%25.0%0.9p.p.26.0%-0.1p.p.22.6%21.2%1.4p.p.Description

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 3, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer